September 18, 2015
Via EDGAR and Overnight Delivery
William H. Thompson
Accounting Branch Chief Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:    Global Payments Inc.
Form 10-K for the Fiscal Year Ended May 31, 2015
Filed July 30, 2015
File No. 1-16111
Request for Extension

Dear Mr. Thompson:

In reference to your comment letter dated September 16, 2015, Global Payments Inc. (the “Company”) respectfully requests an extension to October 14, 2015 for the date by which the Company must provide its response. As discussed yesterday with Mr. Stringer, the purpose of the Company’s request is to ensure that it has sufficient time to gather and review information in connection with the comment letter while continuing to devote an appropriate level of attention to the preparation of its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2015, which has a filing deadline date of October 12, 2015.
Thank you for your consideration of this request, and please do not hesitate to contact me at (770) 829-8030 should you have any questions.

Sincerely,

/s/ David M. Sheffield
David M. Sheffield
Senior Vice President and Chief Accounting Officer

10 Glenlake Parkway | North Tower | Atlanta, Georgia 30328 | www.globalpaymentsinc.com